Fuseology Creative LLC

Profit and Loss
January - December 2019

	TOTAL
Income	
Consulting Income	9,817.11
Sales	66,432.84
Total Income	**$76,249.95**
Cost of Goods Sold	
Amazon	56.68
Cost of Goods Sold	59.00
Graphics	1,072.55
Merchant Account Fees	86.93
Product	1,311.21
Testing	9.95
Total Cost of Goods Sold	**$2,596.32**
GROSS PROFIT	**$73,653.63**
Expenses	
Accounting	3,147.75
Advertising and Promotion	2,764.89
Assistant	480.00
Automobile Expense	15.07
Parking	18.45
Total Automobile Expense	**33.52**
Bank Service Charges	312.48
Merchant Services	3,340.05
Paypal Fees	80.49
Total Bank Service Charges	**3,733.02**
Computer and Internet Expenses	1,035.80
Continuing Education	1,225.47
Donation	120.00
Dues and Subscriptions	250.00
Interest Expense	3,413.84
Legal & Professional	527.50
License	60.00
Office Supplies	387.84
Postage	149.33
QuickBooks Payments Fees	94.27
Software Licenses	179.98
Software Support	13,543.58
Telephone Expense	2,421.48
Travel Expense	1,118.60
Total Expenses	**$34,686.87**
NET OPERATING INCOME	**$38,966.76**
NET INCOME	**$38,966.76**